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FEB 27 2008

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SECU 08027419 SION

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SEC FILE NUMBER
8 - 36803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P.P. Euro-Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, Paolo Bianco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P.P. Euro-Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

3/5/08

Signature

PRESIDENT

Title

Notary Public 2/25/08

NORBERT STOLARZEWICZ
Notary Public, State of New York
Qualified in Suffolk County
No. 01ST6128313
My Commission Expires June 6, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

J.P.P EURO-SECURITIES, INC.

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-6

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
J.P.P. Euro-Securities, Inc.

We have audited the accompanying statement of financial condition of J.P.P. Euro-Securities, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of J.P.P. Euro-Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 19, 2008

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007		
ASSETS		
Cash and cash equivalents	$	2,114,726
Fees receivable		936,486
Prepaid expenses		20,245
Furniture and fixtures, net		43,464
	$	3,114,921
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	541,473
Deferred rent		34,305
Income taxes payable		48,660
Total liabilities		624,438
Stockholder's equity		
Common stock, $1 par value, authorized, issued, and outstanding 25,000 shares		25,000
Additional paid-in capital		1,178,990
Retained earnings		1,286,493
Total stockholder's equity		2,490,483
	$	3,114,921

See accompanying notes to financial statements.

J.P.P. EURO-SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the state of Delaware on August 4, 1986, registered as a broker dealer in December 1986 and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

On June 19, 2006, Intermonte SIM Spa (the "Parent") purchased all of the outstanding shares of the Company from Oddo et Cie, Enterprise d'Investissement and is now wholly-owned by Intermonte SIM.

The Company is an introducing broker. The Company's transactions are cleared on a fully disclosed basis by a clearing broker/dealer.

Revenue Recognition

The Company earns fee income from its Parent for providing the Parent with certain administrative support services in connection with customers of the Parent.

Cash and Cash Equivalents

The Company considers money market accounts and all short-term investments with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation of furniture and fixtures on a straight line basis, over the estimated useful life of 7 years.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Furniture and fixtures	$	53,210
Equipment		5,430
Less accumulated depreciation		(15,176)
	$	43,464

Depreciation expense was approximately $10,000 for the year ended December 31, 2007.

3. Net capital requirement

The Company is a member of the FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $1,482,000, which was approximately $1,382,000 in excess of its minimum requirement of approximately $100,000.

4. Income taxes

The provision for income taxes consists of approximately the following:

Current		
Federal	$	102,000
State and local		41,000
	$	143,000

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

6. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions in which counterparties primarily include broker-dealers, banks, and other financial institutions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash balances principally in one financial institution which exceeds the $100,000 limit insured by the Federal Deposit Insurance Corporation. The Company believes it mitigates its risk by investing in or through major financial institutions.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Related party transactions

Pursuant to a verbal agreement, the Parent pays a fee to the Company for services to certain customers of the Parent equal to 4.2% of the expenses attributable to such activities, excluding income taxes. Substantially all of the amounts included as fee income in the statement of operations was derived from the Parent.

Fee receivable on the statement of financial condition includes amounts due from the Parent for reimbursable expenses to the extent of $678,693.

Fee receivable also includes amounts due to a related party for reimbursable expenses not borne by the Parent.

9. Commitment

In December 2005, the Company entered into an operating lease agreement for office space which has a mutual option to terminate on December 31, 2009.

At December 31, 2007, future aggregate minimum annual rent payments under this lease are approximately as follows:

Year ending December 31,

2008	$	250,575
2009		250,575
	$	501,150

Rent expense, including certain other rent charges, for the year ended December 31, 2007 was approximately $251,000.

10. Employee benefit plan

Effective January 1, 2000, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan (the "Plan") under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Code. All full-time employees are eligible for the Plan. The Company matches $12,000 per year of the employee contributions. The Company made contributions of $83,000 in 2007.

END